UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                No ☒

Attached hereto and incorporated by reference herein are:

1.  Press release issued by Blue Square announcing the filing of a shelf prospectus in Israel.

2.  Portions of the shelf prospectus made public in Israel. The attached updates information regarding Blue Square previously disclosed in its public filings with the SEC and discusses new information regarding Blue Square not previously disclosed in its public filings with the SEC.

Blue Square has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.  A public offering, if made, will be made in Israel to residents of Israel only.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

Exhibits

99.1.  Press release issued by Blue Square announcing the filing of a shelf prospectus in Israel.

99.2.  Portions of the shelf prospectus made public in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Date: February 18, 2010	BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary